Sub-Item 77I:  Terms of new or amended securities
Effective August 8, 2009, Class C shares held by Class C shareholders of record as of the close of business on July 28, 2009 were able to convert some or all of their Class C shares into Class A Shares of the same fund on the basis of the relative net asset values of the two classes and upon the terms and conditions as are set forth in the prospectus for the fund. This conversion feature was available to such Class C shares until 4:00 p.m. Eastern time on October 23, 2009.